Browse Company Directory

Brands

Retailers

Search | Search

Industry

- Consumer Electronics
- Farm / Ranch / Hardware
- Fashion / Apparel
- Health / Beauty / Wellness
- Home / Garden
- Outdoor / Sporting Goods
- Pet
- Specialty Natural

Registered on Volcanic

A B C D E F G H I J U V W X Y Z

# #

1 Body	1 Drop Gallery	1 Happy Girl
1 Hot Diva LLC	1 OAK	1 of a Kind
1 Season At A Time	1 Shot Gear	1-800 Flags
1-800 WATCHES	1-81 Agency Volcanic Brand	1-On-None
1/8Takamura	1/OFF	10 Dollar Coffee
10 Foot Cables	10 Free Life	10 Grove
10 Second Racing	10 to 12 Baby Lounge	10 Years Music
100 Miles Brand	100 Paws	100 percent Silk Shop
100 YEARS OF LOVE INC.	1001 Extensions	100S JEWELRY
101 APPAREL	101 Copenhagen	101 Perfume
101 Republic	101AVInc.	1032 SPACE
1060 Graphics	107 Beauty	108 Stitches
109 Dune Buggies	10k Creative Co	10Minutetee
10PM Fashion	10th Queendom	11 INDUSTRIES
110 Optical Inc	1122CORP .	11:11 COLLECTION